(LOGO) HOMESIDE LENDING, INC.

Management Assertion Letter

As of and for the year ended September 30, 1999, HomeSide Lending, Inc. has complied in all material respects with the minimum servicing standards set forth in the Mortgage Bankers Association of America's Uniform Single Attestation Program for Mortgage Bankers. As of and for this same period, HomeSide Lending had in effect a fidelity bond and errors and omissions policy in the amount of $76 million and $20 million, respectively.

William Glasgow,Jr.
Executive Vice President

December 17, 1999